

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 23, 2017

J. David Hansen
Chief Executive Officer
MabVax Therapeutics Holdings, Inc.
11535 Sorrento Valley Road, Suite 400
San Diego, CA 92121

> **Re: MabVax Therapeutics Holdings, Inc.**
> **Amendment No 1 to**
> **Registration Statement on Form S-1**
> **Filed March 16, 2017**
> **File No. 333-216016**

Dear Mr. Hansen:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment number 1. As noted in your response, please include disclosure on the cover page of the prospectus that the offering price will be determined through negotiation with the lead underwriter and, if true, that the recent market price may not be indicative of the offering price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625
with any questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Harvey Kesner, Esq.
        Sichenzia Ross Ference Kesner LLP